SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Sunrun Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

86771W105
(CUSIP Number)

Tiger Global Management, LLC 9 West 57th Street, 35th Floor New York, New York 10019 (212) 984-8800 with a copy to: Eleazer Klein, Esq. 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 6, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86771W105	SCHEDULE 13D/A	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Tiger Global Long Opportunities Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 20,697,623
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 20,697,623
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 20,697,623
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2%[1]
14	TYPE OF REPORTING PERSON PN

_________________________

1 The percentages used herein and in the rest of this Schedule 13D/A are calculated based upon 120,330,159 shares of Common Stock outstanding as of May 4, 2020, as stated in the Issuer’s Form 10-Q, filed on May 6, 2020.

CUSIP No. 86771W105	SCHEDULE 13D/A	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Tiger Global Investments, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,075,634
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,075,634
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,075,634
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 86771W105	SCHEDULE 13D/A	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Tiger Global Performance, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 29,773,257
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 29,773,257
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 29,773,257
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 86771W105	SCHEDULE 13D/A	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON Tiger Global Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 29,773,257
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 29,773,257
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 29,773,257
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.7%
14	TYPE OF REPORTING PERSON OO, IA

CUSIP No. 86771W105	SCHEDULE 13D/A	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON Charles P. Coleman III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 29,773,257
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 29,773,257
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 29,773,257
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.7%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 86771W105	SCHEDULE 13D/A	Page 7 of 10 Pages

1	NAME OF REPORTING PERSON Scott Shleifer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 29,773,257
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 29,773,257
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 29,773,257
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.7%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 86771W105	SCHEDULE 13D/A	Page 8 of 10 Pages

This Amendment No. 5 (“Amendment No. 5”) amends the statement on Schedule 13D filed on June 16, 2019 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D filed on August 27, 2019 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed on September 11, 2019 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D filed on September 24, 2019 (“Amendment No. 3”), and Amendment No. 4 to the Original Schedule 13D filed on October 9, 2019 (“Amendment No. 4,” and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, and this Amendment No. 5, the “Schedule 13D”) related to the Class Stock, par value $0.0001 per share (the “Common Stock”), of Sunrun, Inc. (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 5 have the meanings set forth in the Original Schedule 13D and its subsequent amendments. This Amendment amends Items 4, 5, 6 and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On July 6, 2020, the Issuer, Vivint Solar, Inc., a Delaware corporation (“Vivint Solar”), and Viking Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Issuer (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides, upon the terms and subject to the conditions set forth therein, for the merger of Merger Sub with and into Vivint Solar, with Vivint Solar surviving the merger as a wholly owned subsidiary of the Issuer (the “Merger”).

In connection with the Merger Agreement, on July 6, 2020, TGLO and TGI entered into a Support Agreement with Vivint Solar (the “Support Agreement”). Pursuant to the Support Agreement, each of TGLO and TGI agreed to (i) vote its shares of Common Stock in favor of the issuance of Common Stock in the Merger and any other matters necessary or presented or proposed for consummation of the Merger and the other transactions contemplated by the Merger Agreement and (ii) vote its shares of Common Stock (A) against any Parent Acquisition Proposal (as defined in the Merger Agreement) or any action which is a component of any Parent Acquisition Proposal; and (B) against any other action that would reasonably be expected to (1) materially impede, interfere with, delay, postpone or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement, (2) change the voting rights of any class of capital stock of the Issuer, (3) result in a breach of any covenant, representation or warranty or other obligation or agreement of Issuer under the Merger Agreement or otherwise prevent, impede, frustrate or nullify any provision of the Merger Agreement or (4) result in a breach of any covenant, representation or warranty or other obligation or agreement of TGLO or TGI contained in the Support Agreement. Each of TGLO and TGI has also agreed not to transfer any shares of Common Stock currently held by it until the conclusion of the Issuer’s duly convened stockholder meeting, or at any adjournment or postponement thereof, in each case, at which a vote on the issuance of Common Stock in connection with the Merger is taken. The foregoing summary of the Support Agreement is not complete and is qualified in its entirety by the full text of the Support Agreement, the form of which is included as Exhibit B hereto and is incorporated herein by reference.

CUSIP No. 86771W105	SCHEDULE 13D/A	Page 9 of 10 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and (b) of the Schedule 13D is hereby amended and restated as follows:

(a) (b)	See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of shares of Common Stock and percentages of the Common Stock beneficially owned by each of the Reporting Persons. The percentages used herein and in the rest of this Schedule 13D/A are calculated based upon 120,330,159 shares of Common Stock outstanding as of May 4, 2020, as stated in the Issuer’s Form 10-Q, filed on May 6, 2020.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons’ response to Item 4 is hereby incorporated by reference into Item 6 of this Schedule 13D/A.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit B:	Form of Support Agreement, dated July 6, 2020.

CUSIP No. 86771W105	SCHEDULE 13D/A	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 8, 2020

Tiger Global Long Opportunities Master	/s/ Anil L. Crasto
Fund, L.P. By Tiger Global Performance, LLC. Its General Partner	Signature Anil L. Crasto Chief Operating Officer

Tiger Global Investments, L.P.	/s/ Anil L. Crasto
By Tiger Global Performance, LLC Its General Partner	Signature Anil L. Crasto Chief Operating Officer

Tiger Global Performance, LLC	/s/ Anil L. Crasto
Signature Anil L. Crasto Chief Operating Officer

Tiger Global Management, LLC	/s/ Anil L. Crasto
Signature Anil L. Crasto Chief Operating Officer

Charles P. Coleman III	/s/ Charles P. Coleman III
Signature

Scott Shleifer	/s/ Scott Shleifer
Signature

Exhibit B

Form of Support Agreement

This Support Agreement (this “Agreement”), dated as of July 6, 2020, is entered into by and between Vivint Solar, Inc., a Delaware corporation (“Company”), and Tiger Global Investments, L.P. and Tiger Global Long Opportunities Master Fund, L.P. (collectively, the “Stockholder”).

RECITALS

WHEREAS, concurrently herewith, the Company, Sunrun Inc., a Delaware corporation (“Parent”), and Viking Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), are entering into an Agreement and Plan of Merger dated as of the date hereof (as amended, supplemented, restated or otherwise modified from time to time, the “Merger Agreement”; capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed to them in the Merger Agreement), pursuant to which (and subject to the terms and conditions set forth therein) Merger Sub will merge with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of Parent (the “Merger”);

WHEREAS, as of the date hereof, the Stockholder is the record and a “beneficial owner” (as used within this Agreement, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”)) of and is entitled to dispose of and vote 29,773,257 shares of Parent Common Stock (the “Owned Shares”; the Owned Shares and any additional shares of Parent Securities (or any securities convertible into or exercisable or exchangeable for Parent Securities) in which the Stockholder acquires record and beneficial ownership after the date hereof and up to and including the record date for the Parent Stockholders Meeting (including any additional record dates established for any postponements of such meeting), including by purchase, as a result of a stock dividend or distribution, stock split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities, the “Covered Shares”);

WHEREAS, as a condition and inducement to the willingness of the Company to enter into the Merger Agreement, the parties hereto are entering into this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1.       Agreement to Vote. Prior to the Termination Date (as defined herein), the Stockholder, in its capacity as a stockholder of Parent, irrevocably and unconditionally agrees that, at any meeting of the stockholders of Parent (whether annual or special and whether or not an adjourned or postponed meeting, however called and including any adjournment or postponement thereof, including the Parent Stockholders Meeting) and in connection with any written consent of stockholders of Parent or circumstances where the vote of Parent’s stockholders is sought, the Stockholder shall, and shall cause any other holder of record of any of the Stockholder’s Covered Shares to:

(a)       when such meeting is held, appear at such meeting or otherwise cause the Stockholder’s Covered Shares to be counted as present thereat for the purpose of establishing a quorum;

(b)       vote (or execute and return an action by written consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all of the Stockholder’s Covered Shares owned as of the record date for such meeting (or the date that any written consent is executed by the Stockholder) in favor of the issuance of shares of Parent Common Stock in connection with the Merger and any other matters necessary or presented or proposed for consummation of the Merger and the other transactions contemplated by the Merger Agreement; and

(c)       vote (or execute and return an action by written consent), or cause to be voted at such meeting, or validly execute and return and cause such consent to be granted with respect to, all of the Stockholder’s Covered Shares (1) against any Parent Acquisition Proposal or any action which is a component of any Parent Acquisition Proposal; and (2) against any other action that would reasonably be expected to (A) materially impede, interfere with, delay, postpone or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement, (B) change the voting rights of any class of capital stock of Parent, (C) result in a breach of any covenant, representation or warranty or other obligation or agreement of Parent under the Merger Agreement or otherwise prevent, impede, frustrate or nullify any provision of the Merger Agreement or (D) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Stockholder contained in this Agreement.

The obligations of the Stockholder specified in this Section 1 shall apply whether or not the Merger or any action described above is recommended by the Board of Directors of Parent or the Board of Directors of Parent has effected a Parent Change of Recommendation.

2.       No Inconsistent Agreements. The Stockholder covenants and agrees that the Stockholder shall not, at any time prior to the Termination Date, (i) enter into any voting agreement or arrangement or voting trust with respect to any of the Stockholder’s Covered Shares that is inconsistent with the Stockholder’s obligations pursuant to this Agreement, (ii) grant or permit the grant of a proxy, power of attorney or other authorization or consent with respect to any of the Stockholder’s Covered Shares that is inconsistent with the Stockholder’s obligations pursuant to this Agreement, (iii) enter into any Contract or other undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement, (iv) take or permit to take any other action that would in any way interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement or (v) knowingly approve or consent to any of the foregoing. Any action taken in violation of the foregoing sentence shall be null and void and the Stockholder agrees that any such prohibited action may and shall be enjoined.

3.       Termination. This Agreement shall terminate upon the earliest of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) the date of any modification, waiver or amendment to the Merger Agreement effected without the Stockholder’s consent that increases the exchange ratio or changes the form of consideration payable to all of the stockholders of the Company pursuant to the terms of the Merger Agreement as in effect on the date of this Agreement, (iv) fifteen months from the date hereof and (v) the time this Agreement is terminated upon the mutual written agreement of the Company and the Stockholder (the earliest such date under clause (i), (ii), (iii), (iv) and (v) being referred to herein as the “Termination Date”); provided, that the provisions set forth in this Section 3, Section 7 and Sections 10 to 22 shall survive the termination of this Agreement; provided further, nothing herein shall relieve any party hereto of any liability for damages resulting from Willful Breach or Actual Fraud prior to such termination.

4.       Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to the Company as to itself as follows:

(a)       The Stockholder is a beneficial owner and the only record owner of, and has good, valid and marketable title to, the Covered Shares, free and clear of Liens other than as created by this Agreement. As of the date hereof, other than the Owned Shares, the Stockholder does not own beneficially or of record any Parent Securities (or any securities convertible into Parent Securities) or any interest therein.

(b)       The Stockholder (i) except as provided in this Agreement, has full voting power, full power of disposition and full power to issue instructions with respect to the matters set forth herein, in each case, with respect to the Stockholder’s Covered Shares, (ii) has not entered into any voting agreement or arrangement or voting trust with respect to any of the Stockholder’s Covered Shares that is inconsistent with the Stockholder’s obligations pursuant to this Agreement, (iii) has not granted a proxy, power of attorney or other authorization or consent with respect to any of the Stockholder’s Covered Shares that is inconsistent with the Stockholder’s obligations pursuant to this Agreement and (iv) has not entered into any Contract or other undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement.

(c)       The Stockholder (i) is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of the jurisdiction of its organization, and (ii) has all requisite corporate or other power and authority and has taken all corporate or other action necessary in order to, execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Stockholder and, assuming this Agreement constitutes a legal, valid and binding obligation of the other parties hereto, constitutes a valid and binding agreement of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to the Bankruptcy and Equity Exceptions.

(d)       Other than the filings, notices and reports pursuant to, in compliance with or required to be made under the Exchange Act, no filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations are required to be obtained by the Stockholder from, or to be given by the Stockholder to, or be made by the Stockholder with, any Governmental Entity in connection with the execution, delivery and performance by the Stockholder of this Agreement.

(e)       The execution, delivery and performance of this Agreement by the Stockholder does not and will not constitute or result in (i) a breach or violation of, or a default under, the limited liability company agreement or similar governing documents of the Stockholder, (ii) with or without notice, lapse of time or both, a breach or violation of a termination (or right of termination) of or a default under, the loss of any benefit under, the creation, modification, cancellation or acceleration (or the right of modification, cancellation or acceleration) of any obligations under or the creation of a Lien on any of the properties, rights or assets (including the Covered Shares) of the Stockholder pursuant to any Contract binding upon the Stockholder or, assuming (solely with respect to performance of this Agreement and the transactions contemplated hereby), compliance with the matters referred to in Section 4(d), under any applicable Law, rule, regulation, order, judgment or decree to which the Stockholder is subject or (iii) any change in the rights or obligations of any party under any Contract legally binding upon the Stockholder, except, in the case of clause (ii) or (iii) directly above, for any such breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair the Stockholder’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby, the consummation of the Merger or the other transactions contemplated by the Merger Agreement.

(f)       As of the date of this Agreement, there is no action pending against the Stockholder or, to the knowledge of the Stockholder, threatened against the Stockholder that questions the beneficial or record ownership of the Stockholder’s Owned Shares or the validity of this Agreement, or that could reasonably be expected to prevent or materially delay the Stockholder’s ability to perform its obligations hereunder.

(g)       No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from the Company in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Stockholder.

(h)       The Stockholder understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement and the representations, warranties, covenants and other agreements of the Stockholder contained herein.

5.       Certain Covenants of the Stockholder. Except in accordance with the terms of this Agreement, the Stockholder covenants and agrees as follows:

(a)       No Solicitation. Prior to the Termination Date, the Stockholder shall not, shall cause its subsidiaries and its and its subsidiaries’ respective officers, members, directors, employees, accountants, financial and tax advisers, legal counsel and any other representatives engaged by the Stockholder or any of its Affiliates to assist the Stockholder in connection with this Agreement, the Merger Agreement or the Merger (“Representatives”) not to, directly or indirectly, (i) initiate, solicit or knowingly encourage or facilitate any inquiries with respect to, or the making of, or that could reasonably be expected to lead to, any Parent Acquisition Proposal, (ii) engage in any negotiations or discussions with any Third Party concerning any Parent Acquisition Proposal, or provide access to its properties, books and records or any confidential or nonpublic information or data to any Third Party relating to the Parent or any of its subsidiaries, any of the Parent Joint Ventures or the Stockholder, or have or participate in any discussions with any Third Party, in connection with any of the foregoing, (iii) approve, authorize or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (whether written or oral, binding or nonbinding) in connection with or relating to any Parent Acquisition Proposal (other than an Acceptable Confidentiality Agreement). The Stockholder also agrees that, immediately following the execution of this Agreement, it shall (and shall use reasonable best efforts to cause each of its subsidiaries and its and their Representatives to) immediately (1) cease any solicitations, discussions or negotiations with any Third Party in connection with a Parent Acquisition Proposal or any potential Parent Acquisition Proposal and (2) terminate each Third Party’s access to any physical or electronic data rooms relating to any potential Parent Acquisition Proposal. The Stockholder also agrees that following the execution of this Agreement it will promptly request each Third Party that has prior to the date hereof executed a confidentiality agreement that is currently in effect in connection a Parent Acquisition Proposal or potential Parent Acquisition Proposal to return or destroy all confidential information furnished to such Third Party by or on behalf of it or any of its subsidiaries prior to the date hereof. The Stockholder shall promptly notify the Company of the receipt of (A) any Parent Acquisition Proposal after the execution of this Agreement, (B) any inquiry, proposal, offer or request for information with respect to, or that could reasonably be expected to result in, or lead to, a Parent Acquisition Proposal, or (C) any discussions or negotiations sought to be initiated or continued with the Stockholder, Parent, any of its subsidiaries or its or their Representatives concerning a Parent Acquisition Proposal, which notice shall include a summary of the material terms and conditions of any such proposal or offer regarding a Parent Acquisition Proposal, including any financial and other terms thereof, in each case including any modifications thereto. Notwithstanding anything in this Agreement to the contrary, (x) the Stockholder (in its capacity as such) shall not be responsible for the actions of Parent or its Board of Directors (or any Committee thereof), any Affiliate of Parent (other than the Stockholder), or any officers, directors (in their capacity as such), employees and Representatives of any of the foregoing (the “Parent Related Parties”), including with respect to any of the matters contemplated by this Section 5(a), (y) the Stockholder (in its capacity as such) makes no representations or warranties with respect to the actions of any of the Parent Related Parties, and (z) any breach by Parent of its obligations under Section 6.2(a) of the Merger Agreement shall not be considered a breach of this Section 5(a) (it being understood for the avoidance of doubt that the Stockholder shall remain responsible for any breach by it or its Representatives (other than any such Representative that is a Parent Related Party) of this Section 5(a)).

(b)       Transfer of the Covered Shares.

(i)       Before the receipt of the Parent Requisite Vote, the Stockholder hereby agrees not to, directly or indirectly, (i) sell, transfer, pledge, encumber, assign, hedge, swap, convert, gift-over or otherwise dispose of (including by sale, merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition, by liquidation or dissolution, by dividend or distribution, by operation of Law or otherwise), either voluntarily or involuntarily (collectively, “Transfer”), or enter into any Contract, option or other agreement, arrangement or understanding with respect to the Transfer of any of the Stockholder’s Covered Shares or (ii) take any action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling the Stockholder from performing its obligations under this Agreement, provided, however, that nothing herein shall prohibit a Transfer to an Affiliate of the Stockholder (any such Transfer occurring before the receipt of the Parent Requisite Vote, a “Permitted Transfer”); provided, further, that any Permitted Transfer shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to the Company, to assume all of the obligations of the Stockholder under, and be bound by all of the terms of, this Agreement. For the avoidance of doubt, nothing in this Agreement will restrict the Stockholder from Transferring any shares of Parent Common Stock following the conclusion of the Parent Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof, in each case, at which a vote on the issuance of Parent Common Stock in connection with the Merger was taken, regardless of the outcome of such vote. Any Transfer in violation of this Section 5(b) with respect to the Stockholder’s Covered Shares shall be null and void and the Stockholder agrees that any such prohibited Transfer may and shall be enjoined.

(ii)       In furtherance of this Agreement, the Stockholder hereby authorizes Parent (and the Company to direct Parent), promptly after the date hereof, to enter, or cause its transfer agent to enter, a stop transfer order with respect to all of the Stockholder’s Covered Shares with respect to any Transfer not permitted hereunder; provided Parent or its counsel further notifies Parent’s transfer agent to lift and vacate the stop transfer order with respect to the Covered Shares following the conclusion of the Parent Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof, in each case, at which a vote on the issuance of Parent Common Stock in connection with the Merger was taken, regardless of the outcome of such vote.

(iii)       In the event that the Stockholder intends to undertake a Permitted Transfer of any of the Stockholder’s Covered Shares, the Stockholder shall provide notice thereof to the Company and, if the written agreement to be entered into by the transferee agreeing to be bound by this Agreement pursuant to Section 5(b) hereof is reasonably satisfactory to the Company, shall authorize Parent to, or authorize Parent to instruct its transfer agent to, (i) lift any stop transfer order in respect of the Stockholder’s Covered Shares to be so Transferred in order to effect such Permitted Transfer and (ii) re-enter any stop transfer order in respect of the Stockholder’s Covered Shares to be so Transferred upon completion of the Permitted Transfer; provided Parent or its counsel further notifies Parent’s transfer agent to lift and vacate the stop transfer order with respect to the Covered Shares following the conclusion of the Parent Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof, in each case, at which a vote on the issuance of Parent Common Stock in connection with the Merger was taken, regardless of the outcome of such vote.

(c)       Other Actions. The Stockholder hereby authorizes Parent to maintain a copy of this Agreement at either the executive office or the registered office of Parent.

6.       Further Assurances. From time to time, at the Company’s request and without further consideration, the Stockholder shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or reasonably requested to effect the actions and consummate the transactions contemplated by this Agreement. The Stockholder further irrevocably and unconditionally agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against the Company, Parent or any of their respective successors and assigns relating to the negotiation, execution or delivery of this Agreement, the Merger Agreement or the consummation of the transactions contemplated hereby and thereby, including any action (i) challenging the validity of, or seeking to enjoin the operation of, any provision of the Merger Agreement or this Agreement or (ii) alleging breach of any fiduciary duty of any Person in connection with the negotiation and entry into the Merger Agreement, this Agreement or the transactions contemplated hereby or thereby.

7.       Public Announcements; Disclosure. The Stockholder shall not, and shall cause its Representatives not to, directly or indirectly, make any press release, public announcement or other public communication in respect of this Agreement or the Merger Agreement or any of the transactions contemplated hereby and thereby without the prior written consent of the Company, except as required by applicable federal securities Laws; provided, that the foregoing limitations shall not apply following any Parent Change of Recommendation. The Stockholder hereby (i) authorizes Parent and the Company to publish and disclose in any announcement or disclosure required by the SEC (including in the Joint Proxy Statement and the Registration Statement) the Stockholder’s identity and ownership of the Covered Shares, the nature of the Stockholder’s obligations under this Agreement and any other information that Parent or the Company determines to be necessary in any SEC disclosure document and (ii) agrees as promptly as practicable to notify Parent and the Company of any required corrections with respect to any written information supplied by the Stockholder specifically for use in any such disclosure document.

8.       Changes in Capital Stock. In the event of a stock split, stock dividend or distribution, or any change in Parent’s capital stock by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, exchange of shares or the like between the date of this Agreement and the Effective Time, the terms “Owned Shares” and “Covered Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

9.       Amendment and Modification. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed by the Company and the Stockholder.

10.       Waiver. No failure or delay by any party hereto exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies of the parties hereto hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. Any agreement on the part of a party hereto to any such waiver shall be valid only if set forth in a written instrument executed and delivered by such party.

11.       Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by e-mail, by overnight courier or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice made pursuant to this Section 11):

if to the Stockholder, to it at:

c/o Tiger Global Management, LLC

9 West 57th Street, 35th Floor

New York, NY 10019

Attention: Steven Boyd, General Counsel

Email: sboyd@tigerglobal.com

with a copy (which shall not constitute notice) to:

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

Attention: Eleazer Klein, Esq.

Email: eleazer.klein@srz.com

if to the Company, to it at:

Vivint Solar, Inc.

1800 Ashton Boulevard

Lehi, UT 84043

Attention: David Bywater

   Email: david.bywater@vivintsolar.com

with copies (which shall not constitute notice) to:

Vivint Solar, Inc.

1800 Ashton Boulevard

Lehi, UT 84043

Attention: C. Dan Black

Email: dan.black@vivintsolar.com

and

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attention: Elizabeth A. Cooper

Brian M. Stadler

Email: ecooper@stblaw.com

bstadler@stblaw.com

and

Wilson Sonsini Goodrich & Rosati

650 Page Mill Road

Palo Alto, CA 94304

Attention: Robert G. Day

Email: rday@wsgr.com

12.       No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to the Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares of the Stockholder shall remain vested in and belong to the Stockholder, and the Company shall have no authority to direct the Stockholder in the voting or disposition of any of the Covered Shares, except as otherwise provided herein.

13.       Entire Agreement. This Agreement constitutes the entire agreement and supersede all prior agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter hereof and thereof. Each of the parties hereto hereby acknowledges and agrees, on behalf of itself, its Affiliates and each of their respective Representatives, that, in connection with such party’s entry into this Agreement, neither such party nor any of its Affiliates or any of their respective Representatives has relied on any representations or warranties except for the representations and warranties of the Stockholder expressly set forth in Section 4 of this Agreement.

14.       No Third-Party Beneficiaries. The Stockholder hereby agrees that its representations, warranties and covenants set forth herein are solely for the benefit of the Company in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, and the parties hereto hereby further agree that this Agreement may only be enforced against, and any Action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against, the Persons expressly named as parties hereto; provided, however, that Parent shall be a third-party beneficiary of Section 7 of this Agreement.

15.       Governing Law and Venue; Service of Process; Waiver of Jury Trial.

(a)       This Agreement and any disputes relating hereto shall be governed by, and construed in accordance with, the laws of the State of Delaware (without giving effect to choice of law or conflict of law principles thereof or of any other jurisdiction that would cause the application of any laws of any jurisdiction other than the State of Delaware).

(b)       Each of the parties hereto irrevocably (i) consents to submit itself to the personal jurisdiction of the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (unless the Delaware Court of Chancery shall decline to accept jurisdiction over a particular matter, in which case, in any Delaware state or federal court within the State of Delaware), in connection with any matter based upon or arising out of this Agreement or any of the transactions contemplated by this Agreement or the actions of the Company or the Stockholder in the negotiation, administration, performance and enforcement hereof and thereof, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the courts of the State of Delaware, as described above, and (iv) consents to service being made through the notice procedures set forth in Section 11. Each party hereto agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 11 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated hereby. Each party hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with this Section 15(b), that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and to the fullest extent permitted by applicable Law, that the suit, action or proceeding in any such court is brought in an inconvenient forum, that the venue of such suit, action or proceeding is improper, or that this Agreement, or the subject matter hereof or thereof, may not be enforced in or by such courts and further irrevocably waives, to the fullest extent permitted by applicable Law, the benefit of any defense that would hinder, fetter or delay the levy, execution or collection of any amount to which the party is entitled pursuant to the final judgment of any court having jurisdiction. Each party expressly acknowledges that the foregoing waiver is intended to be irrevocable under the Laws of the State of Delaware and of the United States of America; provided that each such party’s consent to jurisdiction and service contained in this Section 15(b) is solely for the purpose referred to in this Section 15(b) and shall not be deemed to be a general submission to said courts or in the State of Delaware other than for such purpose.

(c)       EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE COMPANY OR THE STOCKHOLDER IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF OR THEREOF.

16.       Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto in whole or in part (whether by operation of Law or otherwise) without the prior written consent of the other party, and any such assignment without such consent shall be null and void. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.

17.       Enforcement. The parties hereto agree that irreparable damage for which monetary damages, even if available, may not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including the Stockholder’s obligations to vote its Covered Shares as provided in this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties hereto acknowledge and agree that the parties hereto shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without any requirement for the posting of security, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (x) either party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity.

18.       Severability. If any term or other provision of this Agreement is found by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

19.       Counterparts. This Agreement may be executed and delivered (including by email transmission, “.pdf,” or other electronic transmission) in one or more counterparts, and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

20.       Interpretation and Construction. When reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. Words of any gender include each other gender and neuter genders and words using the singular or plural number also include the plural or singular number, respectively. Any Contract or Law defined or referred to herein means such Contract or Law as from time to time amended, modified or supplemented, including (in the case of Contracts) by waiver or consent and (in the case of Laws) by succession or comparable successor statutes and references to all attachments thereto and instruments incorporated therein. The word “or” shall not be exclusive. The word “will” shall be construed to have the same meaning as the word “shall”. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. The word “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. Any deadline or time period set forth in this Agreement that by its terms ends on a day that is not a Business Day shall be automatically extended to the next succeeding Business Day. Each of the parties hereto has participated in the drafting and negotiating of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if it is drafted by all the parties hereto and without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

 21.       Capacity as a Stockholder. Notwithstanding anything herein to the contrary, the Stockholder signs this Agreement solely in the Stockholder’s capacity as a stockholder of Parent, and not in any other capacity and this Agreement shall not limit or otherwise affect the actions (including the exercise of fiduciary duties) in accordance with applicable Law of any Affiliate, employee or designee of the Stockholder or any of its Affiliates in his or her capacity, if applicable, as an officer or director of Parent or any other Person.

22.       Expenses. All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed (where applicable, by their respective officers or other authorized Persons thereunto duly authorized) as of the date first written above.

VIVINT SOLAR, INC.

By: _____________________________
Name: David Bywater
Title: Chief Executive Officer

TIGER GLOBAL INVESTMENTS, L.P.

By: Tiger Global Performance, LLC,
its General Partner

By:_______________________
Name: Steven Boyd
Title: General Counsel

TIGER GLOBAL LONG OPPORTUNITIES MASTER FUND, L.P.

By: Tiger Global Performance, LLC,
its General Partner

By:_________________________
Name: Steven Boyd
Title: General Counsel